May 11, 2022

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	Kalera Public Ltd Co
Registration Statement on Form S-4 File No. 333-264422 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 10, 2022, in which we requested the acceleration of the effective date of our Registration Statement on Form S-4 (File No. 333-264422) (the “Registration Statement”) to May 12, 2022 at 2:00 p.m. Washington D.C. time, in accordance with Rule 461(a) under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, David Dixter of Milbank LLP at +44 20.7615.3120.

Sincerely yours,

Kalera Public Ltd Co

/s/ Fernando Cornejo
Fernando Cornejo
Director

cc:	David Dixter, Esq.
Iliana Ongun, Esq.
Milbank LLP

Mitchell S. Nussbaum, Esq. Tahra Wright, Esq. Loeb & Loeb LLP

Connor Manning, Esq. Arthur Cox LLP